Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

United States of America

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

June 18, 2020

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention:

Mr. Ruairi Regan

Ms. Brigitte Lippmann

Re:	Genetron Holdings Limited
Registration Statement on Form F-1, as amended (File No.: 333-234805)
Registration Statement on Form 8-A (File No. 001-39328)

Ladies and Gentlemen:

We hereby join Genetron Holdings Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time, on June 18, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 1,000 copies of the Company’s preliminary prospectus dated June 15, 2020 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited
As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name: Marc Bernstein
Title: Managing Director

Very truly yours,

Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited
As Representatives of the several Underwriters

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Ho Kin Fun Philip
Name: Ho Kin Fun Philip
Title: Executive Director